SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

DNB Financial Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

233237 10 6

(CUSIP Number)

J. Abbott R. Cooper

CT Opportunity Partners I LP

203 Colony Road

Jupiter, FL 33469

917-744-7758

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233237106

1	Name of Reporting Person CT Opportunity Partners I LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 256,945

	8	Shared Voting Power 0

	9	Sole Dispositive Power 256,945

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 256,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%*

14	Type of Reporting Person (See Instructions) PN

*                          The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person CT Opportunity Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 256,945*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 256,945*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 256,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%**

14	Type of Reporting Person (See Instructions) OOO (Limited Liability Company)

*                          Solely in its capacity as general partner of CT Opportunity Partners I LP.  CT Opportunity Management LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

**                   The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person Driver Management Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 23,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.53%*

14	Type of Reporting Person (See Instructions) OOO (Limited Liability Company)

*                          The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person J. Abbott R. Cooper

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000*

	8	Shared Voting Power 256,945*

	9	Sole Dispositive Power 23,000*

	10	Shared Dispositive Power 256,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 279,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.49%**

14	Type of Reporting Person (See Instructions) IN

*                          Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 256,644 shares as one of the two controlling persons of CT Opportunity Management LLC.  Mr. Cooper may be deemed to beneficially own and have sole voting and dispositive power over 23,000 shares as the controlling person of Driver.  Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**                   The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

CUSIP No. 233237106

1	Name of Reporting Person John B. Thompson II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 256,945*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 256,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 256,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%**

14	Type of Reporting Person (See Instructions) IN

*                          Mr. Thompson may be deemed to beneficially own these shares as one of the two controlling persons of CT Opportunity Management LLC.  Mr. Thompson disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**                   The percentage calculations herein are based upon an aggregate of 4,315,518 shares of common stock, par value $1.00 per share, of DNB Financial Corporation outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018.

This amendment No. 1 to Schedule 13D (this “Amendment No. 9”) relates to the Schedule 13D filed on January 17, 2019 (as amended and supplemented through the date of this Amendment No. 1, the “Schedule 13D”) by (a) CT Opportunity Partners I LP, a Delaware limited partnership, (b) CT Opportunity Management LLC, a Delaware limited liability company, (c) Driver Management Company LLC, a Delaware limited liability company, (d) J. Abbott R. Cooper, citizen of the United States of America, and (e) John B. Thompson II, a citizen of the United States of America, relating to the common stock, par value $1.00 per share (the “Common Stock”), of DNB Financial Corporation, a Delaware corporation (“DNB” or the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 4.                                  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On January 22, 2019, the Reporting Persons sent a letter (the “January 22 Letter”) to the Issuer’s Board of Directors (the “Board”) requesting that the Board form a committee of independent directors to (a) immediately engage a qualified financial advisor and, with the advice of such advisor, solicit acquisition proposals for the Issuer and (b) investigate the payment made to the Issuer’s former Chief Banking Officer, Mr. Vince Liuzzi, pursuant to Mr. Luizzi’s severance agreement with the Issuer, as well as the Issuer’s disclosures to investors regarding the payment.  The January 22 Letter also invited the Board to contact the Reporting Persons to discuss these matters.  The January 22 Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On January 29, 2019, the Reporting Persons sent a second letter (the “January 29 Letter”) to the Board expressing disappointment with the Board’s failure to engage with the Reporting Persons as well as the Board’s decision not to hold an earnings call to discuss the Issuer’s full-year results or provide an alternative forum for the Reporting Persons and other shareholders to ask questions of the Issuer.  The Reporting Persons attached to the January 29 Letter a series of questions about the Issuer’s performance, strategy and governance. The January 29 Letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The Issuer has acknowledged receipt of the January 22 Letter and the January 29 Letter.  The Issuer also indicated, in an e-mail message dated January 29, that James Thornton, Chairman of the Board, would respond to the Reporting Persons’ letters.

On January 30, 2019, the Reporting Persons sent a third letter (the “January 30 Letter”) to Mr. Thornton indicating that they eagerly await his response and requesting him to take any necessary steps to dispel any misconceptions that might exist regarding the Issuer’s receptivity to in-bound expressions of interest regarding potential business combination transactions with other financial institutions.  The January 30 Letter is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The Reporting Persons continue to await Mr. Thornton’s response.

Item 7.                                   Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, dated January 18, 2019

Exhibit 99.2	January 22 Letter

Exhibit 99.3	January 29 Letter

Exhibit 99.4	January 30 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

CT Opportunity Partners I LP
By:	CT Opportunity Management LLC, its general partner

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper
Title: President

CT Opportunity Management LLC

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper
Title: President

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper
Title: Manager

By	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

By	/s/ John B. Thompson II
John B. Thompson II